Megalith Financial Acquisition Corp.

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

August 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: John Reynolds

Re:	Megalith Financial Acquisition Corp.
Registration Statement on Form S-1
Filed July 20, 2018, as amended
File No. 333-226070

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Megalith Financial Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, August 21, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Samvir S. Sidhu
Samvir S. Sidhu
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller